May 30, 2019

Christopher Mitchell
Chief Financial Officer
Chicken Soup for the Soul Entertainment, Inc.
132 East Putman Avenue
Floor 2W
Cos Cob, CT 06807

       Re: Chicken Soup for the Soul Entertainment, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-38125

Dear Mr. Mitchell:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 34

1. You disclose you do not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by the SEC for newly public companies. Please note this transition pertains to only the first Form 10-K filed after the initial public offering. Please amend your filing to include the information required by Item 308(a) of Regulation S-K in regard to management's annual report on internal control over financial reporting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
 Christopher Mitchell
Chicken Soup for the Soul Entertainment, Inc.
May 30, 2019
Page 2

have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristopher Mitchell                Sincerely,
Comapany NameChicken Soup for the Soul Entertainment, Inc.
                                                      Division of Corporation
Finance
May 30, 2019 Page 2                                   Office of Transportation
and Leisure
FirstName LastName